UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Bandera 84, Sixth Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated August 5, 2004

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED SECOND QUARTER 2004

AND YEAR TO DATE RESULTS

SECOND QUARTER

Revenues Up 8.3%, Operating Income Increased 274.7%, EBITDA() Up 21.9%, Net Income Improved 94.4% to US$(0.00) per ADR

YEAR TO DATE

Revenues Up 9.4%, Operating Income Increased 65.5%, EBITDA(1) Up 25.2%, Net Income Decreased 48.7% to US$0.41 per ADR

(Santiago, Chile, August 4, 2004) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the second quarter and six months ended June 30, 2004. All US$ figures are based on the exchange rate effective June 30, 2004 (US$1.00 = Ch$636.30).

COMMENTS FROM THE CEO

We are very satisfied with the second quarter results. Consolidated revenues grew 8.3%, operating results increased 274.7% and EBITDA grew 21.9%, which improved the Company's profitability and was reflected in considerably better margins. During this period, the Chilean and Argentinean beer businesses -as well as soft drinks, mineral water and nectars- had a very positive performance. In the Chilean beer business, revenue grew 8.5% and operating income 94.3%, due to higher sales volume, average prices and a stronger Chilean peso. The Argentinean beer business increased its revenues 37.9% and improved its operating results by US$1.6 million, due to higher sales volume and price recovery in US dollar terms, which rose from US$27/HL in Q2'03 to US$34/HL in Q2'04.

The soft drinks, mineral water and nectars business increased its volume by 3.3% and its operating results by US$0.5 million, showing higher sales volume in nectars and mineral water.

In the wine segment, the Chilean domestic market had a very positive performance with 5.5% higher sales volume and 9.8% higher prices. However, operating results decreased US$0.5 million, mainly explained by the stronger Chilean peso that offset the 11.7% price increase in Chilean bottled wine exports measured in US dollar terms. The rationalization plan, including costs, expenses and number of SKUs has continued, with only a few minor issues which still need to be defined. The benefits of this rationalization plan will be fully captured after the next vintage.

The pisco business has continued developing in a very positive manner with its two brands, "Ruta Norte" and "Ruta Sour", a recently launched ready-to-drink pisco sour. According to the latest AC Nielsen measurements, the Company has obtained a 16.5% market share of the pisco industry.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q2'04 Total revenues increased 8.3% to Ch$84,074 million (US$132.1 million), as a result of higher consolidated volumes and higher consolidated average prices. Consolidated volumes growth is explained by an increase of 3.3% in the soft drinks segment, 8.3% in beer Argentina, 2.3% in beer Chile and 5.5% in the Chilean domestic wine segment. The increase in average prices is explained by increases of 26.9% in beer Argentina, 6.5% in beer Chile, 8.4% in wine and 0.5% in soft drinks.

YTD Accumulated revenues increased 9.4% and amounted to Ch$195,801 million (US$307.7 million).

Revenues by Segment

	Q2 (US$ million)
	2003		2004		% Chg.
Beer - Chile	40.2	32.9%	43.6	33.0%	8.5%
Beer - Argentina	9.1	7.5%	12.5	9.5%	37.9%
Soft Drinks & Mineral Water	36.3	29.8%	37.8	28.6%	3.9%
Wine	34.3	28.1%	33.2	25.1%	-3.4%
Others	2.1	1.7%	5.1	3.9%	144.3%
TOTAL	122.0	100.0%	132.1	100.0%	8.3%

	Year to Date (US$ million)
	2003		2004		% Chg.
Beer - Chile	108.4	38.6%	119.6	38.9%	10.3%
Beer - Argentina	23.1	8.2%	32.5	10.6%	41.1%
Soft Drinks & Mineral Water	84.9	30.2%	88.7	28.8%	4.4%
Wine	61.5	21.9%	57.8	18.8%	-6.0%
Others	3.3	1.2%	9.1	3.0%	176.2%
TOTAL	281.2	100.0%	307.7	100.0%	9.4%

GROSS PROFIT

Q2'04 Increased 15.7% to Ch$39,813 million (US$62.6 million) as a result of 8.3% higher revenues, partially offset by a 2.4% higher cost of goods sold, which amounted to Ch$44,261 million (US$69.6 million). The increase in cost of goods sold is explained by an 8.3% growth in volumes in the beer Argentina segment and the higher sales level of pisco. Cost of goods sold, as a percentage of sales, decreased from 55.7% to 52.6% in Q2'04. The gross profit margin, as a percentage of sales, increased from 44.3% to 47.4%.

YTD Increased 17.6%, amounting to Ch$102,883 million (US$161.7 million). The consolidated gross margin increased 3.6 percentage points to 52.5%.

OPERATING RESULT

Q2'04 Amounted to Ch$3,946 million (US$6.2 million), 274.7% higher than Q2'03 due to higher gross profit, partially offset by 7.5% higher selling general & administrative expenses (SG&A). SG&A increased from Ch$33,359 million (US$52.4 million) in Q2'03 to Ch$35,867 million (US$56.4 million) in Q2'04 mainly due to higher SG&A expense associated with the beer Chile, beer Argentina and soft drink segments. The consolidated operating margin for the period increased from 1.4% to 4.7%.

YTD Increased 65.5% to Ch$27,462 million (US$43.2 million). The operating margin increased 4.7 percentage points to 14.0%.

Operating Income and Operating Margin by Segment
		Q2		Q2
	Operating Income (US$ million)			Operating Margin
	2003	2004	% Chg	2003	2004
Beer - Chile	2.9	5.5	94.3%	7.1%	12.7%
Beer - Argentina	-3.9	-2.3	41.6%	-42.7%	-18.1%
Soft Drinks & Mineral Water	-0.2	0.2	NM	-0.7%	0.6%
Wine	3.2	2.7	-15.9%	9.2%	8.0%
Others	-0.2	0.0	NM	-3.9%	0.4%
TOTAL	1.7	6.2	274.7%	1.4%	4.7%

	Year to Date
	Operating Income (US$ million)			Operating Margin
	2003	2004	%Chg	2003	2004
Beer - Chile	21.9	31.8	45.0%	20.2%	26.6%
Beer - Argentina	-5.5	-0.5	90.7%	-23.7%	-1.6%
Soft Drinks & Mineral Water	4.7	8.3	76.9%	5.6%	9.4%
Wine	5.2	3.2	-38.0%	8.5%	5.6%
Others	-0.3	0.3	NM	-2.5%	1.4%
TOTAL	26.1	43.2	65.5%	9.3%	14.0%

EBITDA

Q2'04 Increased 21.9%, to Ch$14,050 million (US$22.1 million), while the consolidated EBITDA margin was 1.9 percentage points higher than in Q2'03, reaching 16.7%.

YTD Increased 25.2%, to Ch$47,721 million (US$75.0 million). The EBITDA margin increased 3.1 percentage points to 24.4%.

NON-OPERATING RESULTS

Q2'04 Decreased by Ch$1,354 million (US$2.1 million) compared to the same quarter last year, from a loss of Ch$1,740 million (US$2.7 million) to a loss of Ch$3,094 million (US$4.9 million). The lower non-operating results are mainly explained by:

    Price level restatement, which decreased from a gain of Ch$1,709 million (US$2.7 million) to a gain of Ch$478 million (US$0.8 million) in Q2'04, mainly due to higher monetary assets balance during Q2'03.

    Financial income/expenses, which decreased Ch$636 million (US$1.0 million) due to lower interest rates for deposits and the higher indebtedness level.

    Foreign currency exchange result, which decreased 62.9% to a loss of Ch$889 million (US$1.4 million), due to the variation of the exchange rate during the quarter.

These negative effects were partially offset by:

    Other non-operating income/expenses, which improved from a loss of Ch$896 million (US$1.4 million) in Q2'03 to a loss of Ch$430 million (US$0.7 million) this quarter, mainly due to the absence of expenses related with the extraordinary dividends paid last year, and lower fixed assets write-offs.

    Related companies result, which improved from a loss of Ch$386 million (US$0.6 million) to a loss of Ch$4 million (US$0.0 million), mainly due to better results associated with the related companies that do not consolidate with CCU.

YTD Decreased from a gain of Ch$18,764 million (US$29.5 million) to a loss of Ch$5,145 million (US$8.1 million), mainly due to the absence of the gain generated last year in connection with the sale of the Croatian brewery Karlovacka Pivovara (KP).

NET INCOME

Q2'04 Improved 94.4% in relation to Q2'03, reaching a loss of Ch$55 million (US$0.1 million), mainly due to higher operating income, partially offset by lower non-operating results and higher income taxes, associated with better results in the beer Chile and soft drink businesses and higher deferred income taxes.

YTD Decreased from Ch$32,089 million (US$50.4 million) to Ch$16,460 million (US$25.9 million), mainly due to the absence of the extraordinary gain generated last year in connection with the sale of KP.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from the core beverage products (beer, soft drinks, wine, etc.) and to those derived from the sale of other non-core products. The results of the Company's pisco business and plastic packaging division have been included in the "Others" business segment. In this segment, the "Other products" line corresponds to inter-company sales. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on volume sales, number of employees and number of transactions, among others.

(** Note: the comments below regarding volumes and pricing refer to Q2'04.)
BEER CHILE

Revenues increased 8.5% to Ch$27,732 million (US$43.6 million), as a result of 2.3% higher sale volumes and a 6.5% higher real average price.

Operating Income increased 94.3% to Ch$3,523 million (US$ 5.5 million), mainly as a result of higher revenues and lower cost of goods sold, partially offset by higher SG&A expenses. Cost of goods sold decreased 6.1% to Ch$11,695 million (US$18.4 million), reaching 42.2% of sales, 6.6 percentage points lower than in Q2'03, mainly due to lower direct costs as a consequence of the appreciation of the chilean peso and lower depreciation expense. SG&A increased 10.9% to Ch$12,514 million (US$19.7 million) mainly due to higher marketing expenses partially explained by the Heineken brand and more activities in the point of sale, in addition to higher freight expenses. The operating margin increased from 7.1% to 12.7%.

EBITDA increased 23.5% to Ch$8,266 million (US$13.0 million), while the EBITDA margin was 29.8% of sales, 3.6 percentage points higher than in Q2'03.

Comments The profitability of this segment increased mainly due to two factors: higher prices and a stronger Chilean peso. Prices increased due to the price adjustments made last year, lower discounts and a better sales mix. A stronger Chilean peso positively affected raw material costs, improving margins.
BEER ARGENTINA

Revenues increased 37.9% to Ch$7,976 million (US$12.5 million), due to 8.3% higher sale volumes and 26.9% higher prices measured in Chilean pesos, similar to the 27.2% increase they experienced in US dollar terms.

Operating Income improved from a loss of Ch$2,471 million (US$3.9 million) in Q2'03 to a loss of Ch$1,442 million (US$2.3 million) in Q2'04, as a result of higher revenues and lower cost of goods sold and SG&A expense as a percentage of sales. Cost of goods sold increased from Ch$4,339 million (US$6.8 million) in Q2'03 to Ch$4,891 million (US$7.7 million) this quarter, explained by the higher sales level. As a percentage of sales, cost of goods sold decreased from 75.0% to 61.3%. SG&A expense increased from Ch$3,916 million (US$6.2 million) to Ch$4,527 million (US$7.1 million), mainly as a result of higher freight expenses, marketing expenses principally related to the Heineken, Budweiser and Schneider brands, in addition to higher salaries expense. As a percentage of sales, SG&A expense decreased from 67.7% to 56.8%.

EBITDA improved from a negative flow of Ch$536 million (US$0.8 million) to a positive flow of Ch$122 million (US$0.2 million) this quarter, while the EBITDA margin was 1.5%, compared with a negative 9.3% in Q2'03.

Comments The good results obtained in Argentina where sales volume grew by 8.3% compared with Q2'03, allowed the Company to increase its market share to 15% as of Q2'04, up from 14% a year ago. Additionally, prices continued recovering in US dollar terms reaching US$34 per HL in Q2'04 compared with US$27 per HL a year ago, improving the profitability of this segment.
SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 3.9% to Ch$24,026 million (US$37.8 million), due to 3.3% higher sale volumes, and 0.5% higher prices, mainly due to price increases in the nectar category.

Operating Income improved from a loss of Ch$154 million (US$0.2 million) in Q2'03 to a gain of Ch$142 million (US$0.2 million) this quarter, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expense. Cost of goods sold increased 1.2% to Ch$12,229 million (US$19.2 million) mainly due to higher maintenance costs. As a percentage of sales, cost of goods sold decreased from 52.3% to 50.9%. SG&A expense increased 4.1% to Ch$11,655 million (US$18.3 million), mainly due to higher freight expenses. The operating margin improved from a negative 0.7% to a positive 0.6% in Q2'04.

EBITDA Increased 10.9% from Ch$2,533 million (US$4.0 million) in Q2'03 to Ch$2,808 million (US$4.4 million) in Q2'04. The EBITDA margin increased from 11.0% in Q2'03 to 11.7% this quarter.

Comments During the quarter, the positive trend in nectar and mineral water volumes continued. Nectars grew 18.6% and mineral water 11.2%. As a consequence of the high demand for nectars, we were able to increase prices by 7.5%. First preference for nectars increased from 53.0% in Q2'03 to 61.7% in Q2'04. First preference for soft drinks grew from 18.9% to 20.7% this quarter.

WINE

Revenues decreased 3.4% to Ch$21,097 million (US$33.2 million), due to 10.8% lower sales volumes, partially offset by 8.4% higher average prices. The decrease in consolidated volumes is mainly explained by lower wine sales of Finca La Celia (FLC), VSP's subsidary in Argentina, partially offset by 5.5% higher domestic sales in Chile. Lower sales from FLC are explained by the higher focus on branded wine instead of private labels, that have lower margins. Higher average prices are explained by higher prices in Argentina and in the Chilean domestic market.

Operating Income decreased 15.9% to Ch$1,697 million (US$2.7 million), due to lower revenues partially offset by lower cost of goods sold. Cost of goods sold decreased 3.3% from Ch$13,989 million (US$22.0 million) in Q2'03 to Ch$13,529 million (US$21.3 million) this quarter, mainly due to lower direct costs. SG&A was almost constant, increasing 0.7% to Ch$5,871 million (US$9.2 million). Accordingly, the operating margin decreased from 9.2% in Q2'03 to 8.0% in Q2'04.

EBITDA decreased 8.1%, to Ch$2,470 million (US$3.9 million), while the EBITDA margin decreased from 12.3% to 11.7%.

Comments The profitability of this segment continues to be affected by the weaker US dollar that decreased 11.4% during Q2'04 versus the same quarter last year. This effect offset the 11.7% price increase in US dollar terms of the Chilean exports of bottled wine. The Chilean domestic business had very promising results during the quarter, increasing volumes by 5.5% and prices by 9.8%. Viña San Pedro has continued with its program to rationalize costs, expenses and SKUs, with only a few minor issues which still need to be defined. The benefits of this rationalization plan will be fully captured after the next vintage. Tabalí wines were launched in July in London, during the Polo Coronation Cup. These wines will strengthen the premium wine category of the San Pedro Wine Group (SPWG). SPWG's premium wines were the most awarded in the last Catad'or Hyatt contest held in Santiago, with 6 gold medals and 6 silver medals, considering San Pedro, Santa Helena and Tabalí wines.

RETURN ON CAPITAL EMPLOYED

Return on Capital Employed ("ROCE") is calculated as the sum of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by the average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used by the operation.

ROCE on a consolidated level for the twelve-month period ended June 30, 2004 was 11.7%, increasing 3.9 percentage points when compared with the same period of last year.

	ROCE	ROCE
	2004	2003(*)

BEER CHILE	29.6%	17.9%
BEER ARGENTINA	-1.2%	-8.8%
SOFT DRINKS	14.4%	11.5%
WINE	1.1%	7.9%

CONSOLIDATED	11.7%	7.8%

(*) If the extraordinary gain on Karlovacka Pivovara's sale is taken into consideration, the ROCE was 12.8%.

(Five exhibits to follow)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Bartel

Chief Financial Officer

Date: August 5, 2004